               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE

FIFTY-SEVENTH (57th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2008 – 31/12/2008)

Pursuant to the Law and the Articles of Incorporation and following resolution no 2832 of the Board of Directors, dated 29/05/2009 (agenda item fourth), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the fifty-seventh (57th) Ordinary General Assembly, on June 24, 2009, at 16:30 hours, at the company’s headquarters (99, Kifissias Ave., Marousi, Athens), in order to discuss and decide upon the following:

1.

Submission for approval of the Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the separate and consolidated Financial Statements of OTE S.A. ended on December 31, 2008, as well as of the Annual Financial Statements (both separate and consolidated) of the fiscal year 2008 (1/1/2008-31/12/2008). / Approval of profit distribution and dividend payment.

2.

Exoneration of the members of the Board of Directors and the Auditors of all liability, for fiscal year 2008, pursuant to article 35 of the Codified Law 2190/1920.

3.

Appointment of Chartered Auditors for the Ordinary Audit of the Financial Statements (both separate and consolidated), in accordance with the International Financial Reporting Standards, for the fiscal year 2009 and determination of their fees.

4.

Approval of the remuneration paid to the members of the Board of Directors, the Audit Committee and the Compensation & Human Resources Committee for fiscal year 2008 and determination of their remuneration for fiscal year 2009.

5.

Approval of the remuneration paid in 2008 to the Chairman of the Board of Directors and CEO, determination of a special premium based on efficiency for fiscal year 2008 and determination of his remuneration for fiscal year 2009.

6.

Approval of contracts between the Company and members of the Board of Directors, pursuant to articles 23a and 24 of the Codified Law 2190/1920 and delegation of signature.

7.

Renewal of contract for the covering of civil liability of members of the Board of Directors and the Company’s Executive Directors in the exercise of their responsibilities, duties or authorities and delegation of signature.

8.

Amendment of the terms of the Stock Option Plan for executives of the Company and affiliated companies, according to article 42e of the Codified Law 2190/1920.

9.

Definition of the number of the members of the Board of Directors to be elected, election of new Board of Directors, pursuant to article 9, par. 1 and 2, of the Articles of Incorporation and appointment of independent members amongst them.

10.

Appointment of members of the Audit Committee, pursuant to article 37 of Law 3693/2008.

11.

Miscellaneous announcements.

In the said Ordinary General Assembly, may participate all Shareholders of the Company, in person or by proxy. For this purpose:

•

If the securities are registered in the shareholders’ Special Accounts, blocking, in part or in full, of their securities should be requested by the Central Securities Depository. Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the general assembly. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Assembly, along with the required documents for their representatives’ legalisation.

•

If the securities are not registered in a Special Account, Shareholders should request the blocking, in full or in part, of their securities by the Operator administering the Sub-Account in which the securities have been registered (according to Dematerialized Securities System). Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the general assembly. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Assembly, along with the required documents for their representatives’ legalisation.

    MAROUSI, 2/6/2009

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 2, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer